Exhibit 99.2

BRIDGEPORT VENTURES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

APRIL 30, 2012

Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Bridgeport Ventures Inc. (“Bridgeport” or the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the year ended April 30, 2012. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Corporation for the years ended April 30, 2012 and April 30, 2011, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. Information contained herein is presented as at July 18, 2012, unless otherwise indicated.

On May 1, 2011, Bridgeport adopted International Financial Reporting Standards (“IFRS”). The audited consolidated financial statements for the years ended April 30, 2012 and 2011, have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Corporation’s reporting for the year ended April 30, 2012. Readers of this MD&A should refer to “Changes in Accounting Policies” below for a discussion of IFRS and its effect on the Corporation’s financial presentation.

The comparative financial information of fiscal 2011 in this MD&A has been restated to conform to IFRS, unless otherwise stated.

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Corporation’s common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Corporation and its operations can be obtained from the offices of the Corporation or on SEDAR at www.sedar.com.

(Note – all references to “US” mean United States dollars).

Description of Business

The Corporation was incorporated pursuant to the Business Corporations Act (Ontario) on May 10, 2007. The principal office of the Corporation is located at 36 Toronto St. Suite 1000, Toronto, Ontario, M5C 2C5.

The Corporation has one remaining subsidiary being Bridgeport Gold Inc. (“BPV Gold”), which exists under the laws of Nevada. The Corporation holds all of the issued and outstanding shares of BPV Gold. During the year ended April 30, 2012, the Corporation committed to a plan to pursue the sale of its subsidiary Rio Condor Resources S.A. ("Rio Condor") and discontinued this operation since it was no longer in accordance with the Corporation's commercial objectives. The Corporation sold the interests it owned in Rio Condor on March 31, 2012 for a cash consideration of $61,412. The Corporation recorded a gain on disposal of $59,657 in the consolidated financial statements as at April 30, 2012. Through Rio Condor, the Corporation held a project originally comprised of the properties known as the Rosario, Tamara, Soesmi, Trillador, Simonetta and certain other properties (collectively, the “Rio Condor Properties”) located in Chile. References to “Bridgeport” in this MD&A refer to the Corporation, BPV Gold and Rio Condor taken as a whole.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

The Corporation is a Canadian-based exploration and development company primarily focused on the acquisition, exploration and development of properties prospective for gold and copper. The Corporation currently holds an interest in ten predominantly gold prospective properties located in Nevada, USA (the “Acquired Nevada Properties”), which the Corporation acquired from certain subsidiaries of Fronteer Gold Inc. (“Fronteer”), and an additional 225 claims (the “Staked Nevada Claims”) contiguous to the Acquired Nevada Properties (the Staked Nevada Claims and together with the Acquired Nevada Properties, the “Nevada Portfolio”).

The Corporation is a reporting issuer or the equivalent under applicable securities legislation in every province in Canada, except Quebec, and in the United States. The common shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “BPV”. In addition, certain warrants of the Corporation trade on the TSX under the symbols “BPV.WT” and “BPV.WT.A”.

The Corporation has no revenues, so its ability to ensure continuing operations is dependent on its completing the acquisition of its mineral property interests, the discovery of economically recoverable reserves, confirmation of its interest in the underlying mineral claims, and its ability to obtain necessary financing to complete its exploration activities, development and future profitable production. In addition, the Corporation is also interested in acquiring precious metal purchase agreements from companies with low production costs, significant exploration upside, and strong management teams. The precious metal purchase agreements will provide the Corporation with strong cash inflows based on royalties from producing partners (See subheading “Subsequent Event” below for further details).

The Corporation's goal is to deliver superior returns to shareholders by concentrating on the acquisition of properties that have the potential to contain precious and base metals. The Corporation currently plans to partner with other junior companies looking to focus expertise and funds on the Nevada Portfolio, as set out below under “Mineral Exploration Properties”.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Special Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking statements. Readers can identify these forward-looking statements by the use of words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the possibility that the Corporation may enter into partnerships in order to fully exploit the production potential of its exploration assets; (ii) the Corporation’s budget for fiscal 2013; (iii) the Corporation’s expectation that it has capital sufficient to fund its 2013 planned expenditures; (iv) the Corporation’s anticipation that its working capital is adequate for it to continue operations at the current level for the twelve month period ending April 30, 2013; (v) the Corporation’s expectation that it will find partners for its Nevada Portfolio to develop the project; (vi) the Corporation’s plan to acquire an advanced exploration asset at reasonable cost; (vii) the Corporation’s intent to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the project; (viii) the Corporation’s intention to concentrate on significant property acquisitions when the opportunity arises; (ix) the Corporation’s plan to attempt to acquire an advanced exploration asset at reasonable cost; (x) the Corporation’s primary business objectives of staying within the mining sector and investing in business opportunities which include exploring and, if warranted, developing gold and copper-gold properties in the Americas; (xi) the Corporation’s plans to target properties with excellent exploration potential to advance rapidly toward development, focusing on properties with million ounce potential; (xii) the Corporation’s interest in acquiring precious metal purchase agreements from companies with low production costs, significant exploration potential and strong management teams; (xiii) the Corporation’s belief that precious metal purchase agreements will provide the Corporation with strong cash inflows based on royalties from production from its new production partners; (xiv) the Corporation’s intent to follow Dr. Matthew Gray’s recommendations with respect to the Nevada Portfolio should it move forward with the project; (xv) the Corporation’s plan to complete the proposed Transaction (as defined herein) with Premier Gold Mines Limited (“Premier Gold”); and (xvi) management’s belief that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote. The other factors that may cause actual results to differ include, among others, the following: capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Corporation’s future successes; the Corporation’s history of operating losses and uncertainty of future profitability; risks related to the Corporation’s ability to continue as a going concern; the Corporation’s status as an exploration stage corporation; the Corporation’s lack of mineral reserves; the risks associated with the Corporation’s reliance on a limited number of properties; the risks associated with the Corporation’s ability to complete the Transaction with Premier Gold; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits; risks associated with current variable economic conditions; the possible impact of future financings; the possibility for adverse results in potential litigation; risks related to potential undetected title defects; uncertainties associated with changes in government policy and regulation; the effectiveness of the Corporation’s management and its strategic relationships; risks associated with the Corporation’s ability to attract and retain key personnel and may have conflicts of interest; risks related to the fact that the Corporation’s officers do not devote all of their time to the Corporation’s business; uncertainties regarding the Corporation’s need for additional capital; uncertainties relating to the Corporation’s status as a non-U.S. corporation; uncertainties related to the volatility of the Corporation’s share price and trading volumes; risk associated with the Corporation’s shares being adversely affected by the penny stock rules; risks associated with investors’ ability to enforce civil liabilities under U.S. securities laws outside the United States; risks associated with the Corporation’s operations in the United States; risks related to global climate change; risks associated with the Corporation’s possible status as a “passive foreign investment corporation” under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; and other risks and uncertainties described under the heading “Risk Factors” of this MD&A.

Overall Performance

Highlights

  In light of the current market environment, Bridgeport has halted all early stage exploration activities in Nevada and has sold the interests it owned in Rio Condor with the objective of conserving cash to support an aggressive search for a flagship advanced gold or copper-gold project in the Americas. Bridgeport is also in discussions with companies interested in either purchasing or joint venturing the projects from the Nevada Portfolio.

  On July 19, 2011, the Corporation entered into an option agreement (the "Option Agreement") with Orsa Ventures Corp. (“Orsa”) whereby Orsa can earn a 51 per cent interest in Bridgeport’s Ashby Gold Property in Nevada (one of the properties comprising the Nevada Portfolio) through phased exploration expenditures, share payments and a cash payment to Bridgeport. Pursuant to the terms of the Option Agreement, Orsa has the option (the "First Option") to earn up to a 49% interest in the Ashby Property by:

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

a)

issuing to Bridgeport or its nominee an aggregate of 100,000 common shares of Orsa within three business days of receipt by Orsa of the approval of the TSX Venture Exchange (the “TSXV”) of the Option Agreement;

b)	incurring an aggregate of $150,000 of exploration expenditures on the Ashby Property within one year of the date of the Option Agreement; and

c)	incurring $300,000 of cumulative exploration expenditures on the Ashby Property within two years of the date of the Option Agreement.
  If Orsa exercises the First Option and acquires a 49% interest in the Ashby Property, it will have the option (the "Second Option") to acquire a further 2% interest in the Ashby Property (for an aggregate 51% interest) by paying Bridgeport $100,000 in cash and issuing to Bridgeport common shares of Orsa having an aggregate value of $100,000 within a 90 day period.

  Following the exercise of the First Option, and if applicable, the Second Option, Orsa and Bridgeport will form a joint venture for further exploration and development of the Ashby Property. If Orsa has exercised the Second Option, it will hold a 51% interest in the joint venture and will be the operator of the joint venture. If Orsa has not exercised the Second Option, Orsa will hold a 49% interest in the joint venture and Bridgeport will become the operator.

  On November 21, 2011, the Option Agreement was approved by the TSXV and 100,000 common shares of Orsa were received on December 7, 2011.

  Further to TSXV bulletin dated September 2, 2010, the TSXV has accepted for filing documentation pertaining to an amending letter agreement (the "Amending Agreement") dated August 17, 2011, between Gondwana Gold Inc. (“Gondwana”) and the Corporation. Pursuant to the original agreement dated August 24, 2010 (the "Original Agreement"), Gondwana had an option to acquire up to a 70% interest in the Corporation’s McCart property and was required to spend $150,000 on exploration and issue an additional 250,000 shares by August 20, 2011 (the "Commitments"), among other consideration payments. In accordance with the terms of the Amending Agreement, Gondwana and the Corporation agreed to extend the time by which the Commitments must be satisfied until February 20, 2012, in exchange for an additional 25,000 shares of Gondwana to be issued to the Corporation. On October 25, 2011, Bridgeport received the 25,000 common share of Gondwana in accordance with the terms of the Amending Agreement.

  All other terms of the Original Agreement remained unchanged. On February 15, 2012, Gondwana terminated its option on the McCart property.

  The Corporation has decided not to continue with the McCart property and as a result, $166,489 was written-off.

  During the year ended April 30, 2012, the Corporation committed to a plan to pursue the sale of its subsidiary Rio Condor and discontinued this operation since it was no longer in accordance with the Corporation's commercial objectives. Consequently, the operating results and cash flows of Rio Condor have been presented distinctly. The Corporation sold the interests it owned in Rio Condor on March 31, 2012 for a consideration of $61,412. The Corporation recorded a gain on disposal of $59,657 in the consolidated financial statements during the year ended April 30, 2012.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

  On June 28, 2012, the Corporation entered into a non-binding letter of intent that sets forth the basic terms of the proposed acquisition (the “Transaction”) by Bridgeport of Premier Gold’s wholly-owned subsidiary, Premier Royalty Corporation (“Premier Royalty”).

Financial

  During the year ended April 30, 2012, the Corporation incurred exploration expenditures on Nevada Properties of approximately $3.1 million, up from approximately $1.0 million during the year ended April 30, 2011. Work encompassed exploration drilling, geophysical studies, and geochemical surveys. Two drill rigs were operational at the Nevada Portfolio during the period. The drill rigs were dedicated to exploration drilling at the Blackrock and Hot Pot projects.

  As of the date of this MD&A, the exploration program for the Nevada Portfolio has been suspended and the Corporation is discussing the sale or joint venture of the Nevada Portfolio projects with well-funded juniors who have exploration exposure and expertise in Nevada. The Corporation intends to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the projects. The budget is discretionary, subject to change if management decides to scale back operations or accelerate exploration based on the success or failure of future exploration programs. See “Mineral Exploration Properties” and “Liquidity and Financial Position” below.

  At April 30, 2012, the Corporation had mineral exploration properties at a carrying cost of $4,208,534 (April 30, 2011 - $7,578,011). See “Mineral Exploration Properties” below. During the year ended April 30, 2012, the Corporation terminated its interests in Chile and incurred a write- off of mineral property interests in the amount of $923,022. The Corporation will concentrate on significant property acquisitions when the opportunity arises.

  At April 30, 2012, the Corporation had working capital of $17,898,055 (April 30, 2011 – $22,432,663). The Corporation had $17,810,583 in cash and cash equivalents (“total cash”) (April 30, 2011 - $22,870,894). The decrease in total cash and working capital during the year ended April 30, 2012, was primarily due to expenditures incurred on the Corporation’s mineral properties (as discussed above) and operating expenses.

Trends

The Corporation is a mineral exploration company, focused on the acquisition, exploration and development of properties for the mining of precious and base metals. The Corporation currently has operations in the United States and Canada. The Corporation’s financial success will be dependent upon the extent to which it can make discoveries and on the economic viability of any such discoveries. The development of such assets may take years to complete and the resulting income, if any, is difficult to determine with any certainty. The Corporation lacks mineral resources and mineral reserves and to date has not produced any revenues. The sales value of any minerals discovered by the Corporation is largely dependent upon factors beyond its control, such as the market value of the commodities produced.

There are significant uncertainties regarding the price of copper, silver, gold and other minerals and the availability of equity financing for the purposes of exploration and development. The future performance of the Corporation is largely tied to the development of the Nevada Portfolio through partnerships with other junior companies, and to other prospective business opportunities and the overall financial markets.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Financial markets are likely to be volatile, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing and raising funds. Companies worldwide have been affected particularly negatively by these trends. As a result, the Corporation may have difficulties raising equity financing for the purposes of copper, silver, gold and other minerals exploration and development, particularly without excessively diluting the interests of existing shareholders. These trends may limit the ability of the Corporation to develop and/or further explore its current mineral exploration properties and any other property interests that may be acquired in the future.

Bridgeport has also identified the extreme volatility occurring in the financial markets as at the date hereof as a significant risk for the Corporation. As a result of the market turmoil, investors are moving away from assets they perceive as risky to those they perceive as safe. Companies like Bridgeport are considered risk assets and are highly speculative. The volatility in the markets and investor sentiment may make it difficult for Bridgeport to access the capital markets in order to raise the capital it will need to fund its current level of expenditures.

Selected Annual Financial Information

The following is selected financial data derived from the audited consolidated financial statements of the Corporation as at April 30, 2012, 2011 and 2010 and for the years ended April 30, 2012, 2011 and 2010.

Description	Year Ended April 30, 2012 ($) (IFRS)	Year Ended April 30, 2011 ($) (IFRS)	Year Ended April 30, 2010 ($) (Canadian GAAP) (1)
Total revenues	nil	nil	nil
Total loss (2)(3)	(8,386,262)	(7,374,350)	(1,978,198)
Net loss per common share - basic (4)(5)	(0.17)	(0.20)	(0.12)
Net loss per common share – diluted (4)(5)	(0.17)	(0.20)	(0.12)

Description	As at April 30, 2012 ($) (IFRS)	As at April 30, 2011 ($) (IFRS)	As at April 30, 2010 ($) (Canadian GAAP) (1)
Total assets	22,220,877	31,100,444	15,134,191
Total non-current financial liabilities	nil	nil	nil
Distribution or cash dividends (6)	nil	nil	nil

(1)	Canadian GAAP means Canadian generally accepted accounting principles;

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

(2)	Loss from operations attributable to owners of the parent, in total;
(3)	Loss attributable to owners of the parent, in total;
(4)	Loss from operations attributable to owners of the parent, on a per-share and diluted per share basis;
(5)	Loss attributable to owners of the parent, on a per-share and diluted per-share basis; and
(6)	Declared per-share for each class of share.

  The net loss for the year ended April 30, 2012 consisted primarily of (i) stock option compensation of $635,205; (ii) professional fees of $226,459; (iii) business development costs of $730,639; (iv) write- off of exploration properties of $5,171,214; (v) other working capital expenditures incurred to maintain the operation of the Corporation; and (vi) loss from discontinued operations of $1,194,061. These amounts were offset by (i) interest income of $257,151; and (ii) gain on sale of available-for-sale investments of $111,182.

  The net loss for the year ended April 30, 2011 consisted primarily of (i) stock option compensation of $1,352,186; (ii) professional fees of $768,066; (iii) business development costs of $183,796; (iv) other working capital expenditures incurred to maintain the operation of the Corporation; and (v) loss from discontinued operation of $4,238,881. These amounts were offset by interest and other income of $153,566.

  The net loss for the year ended April 30, 2010 consisted primarily of (i) stock option compensation of $1,017,759; (ii) professional fees of $309,989; (iii) business development costs of $153,415; and (iv) other working capital expenditures incurred to maintain the operations of the Corporation. These amounts were offset by (i) future income tax recovery of $15,200; and (ii) interest income of $22,151.

  As the Corporation has no revenue, its ability to fund its operations is dependent upon its securing financing through equity or the sale of assets. The value of any resource property asset is dependent upon the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete exploration and development, and the future profitable production or proceeds from disposition of such properties. See “Trends” above and “Risks and Uncertainties” below.

Mineral Exploration Properties

The Corporation’s exploration activities are at an early stage, and there are no known commercially exploitable deposits on any of its exploration properties, so any activities of the Corporation thereon will constitute exploratory searches for minerals. See “Risks and Uncertainties” below.

McCart Township Project

Pursuant to the Original Agreement dated August 24, 2010, Gondwana had an option to acquire up to a 70% interest in the McCart property and was required to fulfill certain Commitments, among other consideration payments. In accordance with the terms of the Amending Agreement, Gondwana and the Corporation have agreed to extend the time by which the Commitments must be satisfied until February 20, 2012, in exchange for an additional 25,000 shares of Gondwana to be issued to the Corporation. On October 25, 2011, Bridgeport received 25,000 common shares of Gondwana in accordance with the terms of the Amending Agreement.

All other terms of the Original Agreement remained unchanged. On February 15, 2012, Gondwana terminated its option on the McCart property.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

The Corporation has decided not to continue with the McCart property.

During the year ended April 30, 2012, a total of $166,489 exploration properties and deferred exploration expenditures related to McCart Township Project were written off.

Rio Condor Properties

During the 2011 diamond drill campaign, a total of seven drill holes (2,026 metres) were completed. Based on the results, Bridgeport has decided to terminate its rights to acquire a 100% interest in the Trillador and Tamara property blocks by not making the property payments totalling US$100,000 (US $50,000 was due on November 5, 2011, for Tamara and US $50,000 was due on January 31, 2012, for Trillador).

During the year ended April 30, 2012, the Corporation committed to a plan to pursue the sale of its subsidiary Rio Condor and discontinued this operation since it was no longer in accordance with the Corporation's commercial objectives. Consequently, the operating results, cash flows of Rio Condor have been presented distinctly. The Corporation sold the interests it owned in Rio Condor on March 31, 2012 for consideration of $61,412.

During the year ended April 30, 2012, the Corporation incurred a write-off of exploration property interests in the amount of $923,022 related to Chile operations.

Nevada Portfolio properties

Description of Nevada Portfolio properties

On November 16, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties pursuant to an acquisition agreement amongst the Corporation, BPV Gold and Fronteer, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer (representing approximately 16% of the issued and outstanding common shares as of such date, prior to such issuance). The Corporation also acquired the Staked Nevada Claims.

The Nevada Portfolio is held by the Corporation’s wholly-owned subsidiary, BPV Gold. While the Nevada Portfolio is currently in the exploration phase, it is located in gold districts that have produced or are currently producing significant gold. The Nevada Portfolio consists of the properties listed in the table below, including both the 235 claims comprising the Acquired Nevada Properties and the 225 claims comprising the Staked Nevada Claims.

Name of property	Number of claims comprising	Location
	property
Acquired Nevada Properties

Blackrock	12	Lyon County, Nevada
Argentite	8	Esmeralda County, Nevada
Bellview	53 (1)	White Pine County, Nevada
Horsethief	18	Lincoln, Nevada
Hot Pot	36	Humboldt County, Nevada
Fri Gold	56	Nye County, Nevada
Columbia	8	Humboldt County, Nevada
Kobeh	37	Eureka County, Nevada

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Ashby	3		Mineral County, Nevada
East Walker	4		Lyon County, Nevada

Staked Nevada Claims

Argentite	14	(2)	Esmeralda County, Nevada
Ashby	13		Mineral County, Nevada
Blackrock	8		Lyon County, Nevada
Horsethief	78		Lincoln, Nevada
Columbia	49		Humboldt County, Nevada
East Walker	18		Lyon County, Nevada
Bellview	45		White Pine County, Nevada

(1) Consisting of 10 claims known as the “Bellview Lease Claims” and 43 claims known as the “Bellview Project Claims”. BPV Gold holds a 50% leased interest in the Bellview Lease Claims and a 100% interest in the Belleview Project Claims.
(2) Includes partial claims and fractions.

The Corporation holds a 100% interest in the Nevada Portfolio (other than the Bellview Lease Claims, in respect of which BPV Gold holds a 50% leased interest), subject to (i) a 2% net smelter return royalty (“NSR”) retained by Fronteer with respect to the Blackrock, Argentite, Horsethief, Fri Gold, Columbia, Ashby and East Walker properties comprising, in part, the Acquired Nevada Properties; (ii) an aggregate 3% NSR held by Fronteer and certain other third parties with respect to the Bellview Project, Bellview Lease, Hot Pot and Kobeh properties comprising, in part, the Acquired Nevada Properties; and (iii) the Option Agreement between the Corporation and Orsa with respect to the Ashby Gold Property . In addition to the properties acquired from Fronteer, as at the date of this MD&A, Bridgeport has staked the 225 Staked Nevada Claims adjacent to the Acquired Nevada Properties.

Update of Ashby Gold Property

At the date of this MD&A, Orsa has not reported its exploration results to the Corporation.

Update of Nevada Portfolio properties

The Corporation commenced geophysical surveys of the Argentite, Fri Gold, Columbia, and Horsethief projects in March 2011. As of August 31, 2011, the geophysical surveys were complete for all projects. Soil geochemical surveys of the Argentite, Columbia, and Horsethief projects began in April 2011 and were completed in May 2011. A soil geochemical survey was initiated and completed at the East Walker property in July 2011. Phase One drill programs at the Blackrock and Hot Pot projects began in April 2011 and were completed in August 2011. Ten planned Phase One drill holes totaling 3,303 metres were completed at the Blackrock project. Drill results ranged from 83.8 metres grading less than the analytical detection limit of 0.001 gpt Au in drillhole BRKDD11-005 to as much as 1.52 metres grading 3.98 gpt Au in drillhole BRKDD-009. Significant drill results, defined as a minimum intercept length of 3 metres with a minimum grade of 0.5 gpt using a 0.1 gpt cutoff grade, are presented in the following table.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Drillhole	From (m)	To (m)	Length (m)	Au gpt	Ag gpt
BRKDD11-001	No significant intercepts
BRKDD11-002	70.10	77.42	7.32	0.61	11.32
BRKDD11-003	No significant intercepts
BRKDD11-004	No significant intercepts
BRKDD11-005	181.36	194.62	13.26	0.57	2.96
BRKDD11-006	44.04	49.23	5.18	1.80	60.46
BRKDD11-007	No significant intercepts
BRKDD11-008	99.67	102.72	3.05	0.54	4.58
BRKDD11-008	172.21	175.26	3.05	0.52	4.23
BRKDD11-008	186.05	190.50	4.45	0.66	5.63
BRKDD11-009	156.82	161.33	4.51	1.12	6.32
BRKDD11-010	No significant intercepts

Six planned Phase One drill holes totaling 2,786 metres were completed at the Hot Pot project. Drill results ranged from 64 metres grading containing less than the analytical detection limit of 0.001 gpt Au in drillhole HOTRC11-001 to as much a 1.52 metres grading 0.30 gpt Au in drillhole HOTRC-005. No significant intercepts, defined as a minimum intercept length of 3 metres with a minimum grade of 0.5 gpt using a 0.1 gpt cutoff grade, were returned.

Potential quantity and grade is conceptual in nature. There has been insufficient exploration to define a mineral resource on any of the Nevada Portfolio properties to date and it is uncertain if further exploration will result in any such target being delineated as a mineral resource.

(i) Project Expenditures

The following table sets forth a breakdown of material components of exploration expenditures incurred by the Corporation during the year ended April 30, 2012, on the Nevada Portfolio properties.

Exploration expenditures	Year Ended April 30, 2012 $
Geology	335,947
Property	156,449
Geophysics	121,971
Geochemistry	50,178
Diamond drilling	2,134,759
General and administrative	1,265
Total	2,800,569

Budget

The Corporation expects to find partners for its Nevada Portfolio to develop the project.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

In light of the current market environment, Bridgeport has halted all early stage exploration activities in Nevada with the objective of conserving cash to support an aggressive search for a flagship advanced gold or copper-gold project in the Americas. With total cash of approximately $18 million at April 30, 2012, Bridgeport will attempt to acquire an advanced exploration asset at reasonable cost. As a result, the Corporation’s budget of approximately $5 million for Nevada has been placed on hold. The Corporation intends to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the project. The budget of $350,000 is discretionary, subject to change if management decides to scale back operations or accelerate exploration. At the date of this MD&A, the Nevada Portfolio is in good standing.

Technical Information

All scientific and technical information contained in this MD&A related to the Bridgeport properties has been prepared by or under the supervision of Matthew D. Gray, Ph.D., C.P.G. #10688, an independent technical consultant to the Corporation and a “qualified person” within the meaning of National Instrument 43-101. Dr. Gray has verified the technical information related to the Bridgeport properties by means of site visits to the projects, personal review of technical data, and independent sampling.

For further details about certain of the Nevada Portfolio properties, please refer to the technical report entitled “Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview and Horsethief Gold Projects, Nevada, USA, Prepared for Bridgeport Ventures Inc.” dated November 26, 2010, as amended on December 7, 2010, prepared by Dr. Matthew D. Gray, a copy of which is available under the Corporation’s profile at www.sedar.com.

Overall Objective

The primary business objectives of the Corporation is stay within the mining sector and invest in business opportunities which include exploring and, if warranted, developing gold and copper-gold properties in the Americas. The Corporation seeks to target properties with excellent exploration potential that can advance rapidly toward development and to focus on properties with million ounce plus potential. In addition, the Corporation is also interested in acquiring precious metal purchase agreements from companies with low production costs, significant exploration upside, and strong management teams. The precious metal purchase agreements will provide the Corporation with strong cash inflows based on royalties from producing partners (See subheading “Subsequent Event” below for further details).

Selected Quarterly Information

A summary of selected information for each of the eight most recent quarters is as follows:

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Three Months Ended	Total Revenue ($)	Profit or loss		Total Assets ($)
		Total ($)	Per Share (Basic and Diluted) ($)
2012-April 30	-	(5,669,404) (1)	(0.12)	22,220,877
2012-January 31	-	(543,874) (2)	(0.01)	27,826,594
2011-October 31	-	(404,452) (3)	(0.01)	28,265,581
2011-July 31	-	(1,768,532) (4)	(0.03)	28,780,331
2011-April 30	-	(3,698,899) (5)	(0.09)	31,100,444
2011-January 31	-	(1,597,560) (6)	(0.04)	34,153,839
2010-October 31	-	(1,406,830) (7)	(0.05)	13,082,968
2010-July 31	-	(671,061) (8)	(0.02)	14,069,059

Notes:
(1)

Net loss of $5,669,404 consisted primarily of share-based payments of $88,861; business development costs of $380,105; professional fees of $8,960; salaries and benefits of $40,418; reporting issuer costs of $10,326; investor relations costs of $16,326; rent of $10,784; write-off of exploration property interests and related receivables of $5,255,948. These amounts were offset by interest income of $60,419 and foreign exchange gain of $126,485.

(2)

Net loss of $543,874 consisted primarily of share-based payments of $154,591; business development costs of $213,283; professional fees of $67,648; salaries and benefits of $37,722; reporting issuer costs of $15,683; investor relations costs of $28,814; rent of $29,691; write-off of equipment of $17,382; and write-off of exploration property interests and related receivables of $5,596. These amounts were offset by interest income of $49,428 and foreign exchange gain of $42,138.

(3)

Net loss of $404,452 consisted primarily of share-based payments of $108,397; business development costs of $131,204; professional fees of $87,530; salaries and benefits of $58,887; reporting issuer costs of $16,819; investor relations costs of $13,924; foreign exchange loss of $51,902 and write-off of exploration property interests and related receivables of $10,327. These amounts were offset by interest income of $75,665 and gain on sale of available-for-sale investment of $111,182. All other expenses related to general working capital purposes.

(4)

Net loss of $1,768,532 consisted primarily of share-based payments of $283,356; professional fees of $62,321; reporting issuer costs of $24,546; salaries and benefits of $142,124; business development costs of $6,047; foreign exchange loss of $98,250; and write-off of exploration property interests and related receivables of $1,074,572. These amounts were offset by interest income of $71,639. All other expenses related to general working capital purposes.

(5)

Net loss of $3,698,899 consisted primarily of share-based payments of $237,901; professional fees of $180,392; reporting issuer cost recovery of $38,373; salaries and benefits of $137,035; business development costs of $3,555; write-off of exploration property interests of $3,055,366; and deferred income tax expense of $10,000. These amounts were offset by interest income of $73,020 and foreign exchange gain of $55,516. All other expenses related to general working capital purposes.

(6)

Net loss of $1,597,560 consisted primarily of share-based payments of $464,096; professional fees of $321,938; reporting issuer costs of $106,730; salaries and benefits of $106,559; business development costs of $26,665; and write-off of exploration property interests of $511,954. These

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

amounts were offset by interest income of $45,525, foreign exchange gain of $11,504 and deferred income tax recovery of $35,000. All other expenses related to general working capital purposes.
(7)

Net loss of $1,406,830 consisted primarily of share-based payments of $413,314; professional fees of $170,884; reporting issuer costs of $29,971; salaries and benefits of $44,067; business development costs of $79,894; and write-off of exploration property interests of $564,472. These amounts were offset by interest income of $19,535 and foreign exchange gain of $16,479. All other expenses related to general working capital purposes.

(8)

Net loss of $671,061 consisted primarily of share-based payments of $236,875; professional fees of $224,819; reporting issuer costs of $21,845; salaries and benefits of $59,519; and business development costs of $73,682. These amounts were offset by interest income of $17,694 and foreign exchange gain of $6,327. All other expenses related to general working capital purposes.

Results of Operations

Twelve months ended April 30, 2012, compared with twelve months ended April 30, 2011

The Corporation’s net loss totaled $8,386,262 for the twelve months ended April 30, 2012, with basic and diluted loss per share of $0.17. This compares with net loss of $7,374,350 with basic and diluted loss per share of $0.20 for the twelve months ended April 30, 2011. The increase of $1,011,912 in net loss was principally because:

  The Corporation incurred a write-off of exploration property interests of $5,171,214 related to McCart Township and Nevada Properties. The write-off of exploration property interests and related receivables related to Rosario Properties was $1,175,229 for the year ended April 30, 2012 compared to $4,131,792 for the year ended April 30, 2011. The write-off of exploration property interests and related receivables related to Rosario Properties was included in net loss from discontinued operations.

  The Corporation incurred a gain on sale of available-for-sale investment of $111,182 during the year ended April 30, 2012, through the disposal of Gondwana shares. No such gain was incurred in the comparative period.

  Interest income increased by $103,585 during the twelve months ended April 30, 2012, compared to same period last year. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from its initial public offering, which was completed on October 7, 2009, a private placement that was completed on December 1, 2009, and the offering and over-allotment that were completed on December 20, 2010 and January 7, 2011, respectively.

  The Corporation incurred a decrease in share-based payments of $716,981 for the year ended April 30, 2012, compared to the twelve months ended April 30, 2011. The decrease can be attributed to forfeiture of 196,666 stock options during the twelve months ended April 30, 2012, which resulted in a reversal of share-based payment of $138,886. In addition, the stock options have vesting terms that require share-based payments of $635,205 to be recorded during the twelve months ended April 30, 2012, compared to $1,352,186 in the comparative period. Readers of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly.

  During the twelve months ended April 30, 2012, the following stock options were issued:

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

On June 8, 2011, the Corporation granted 55,000 options exercisable at $0.85 to an employee and a consultant of the Corporation with an expiry date of June 8, 2016. The options will vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $11,550 was assigned to the stock options by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 72%, risk-free rate of return of 2.05% and an expected maturity of five years. For the year ended April 30, 2012, $9,422 was expensed to share-based payments.

On July 26, 2011, the Corporation granted 417,500 options exercisable at $0.50 to certain directors, officers, employees and consultants of the Corporation with an expiry date of July 26, 2016. The options will vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $119,823 was assigned to the stock options by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 71%, risk-free rate of return of 1.93% and an expected maturity of five years. For the year ended April 30, 2012, $95,126 was expensed to share-based payments.

On September 6, 2011, the Corporation granted 215,000 options exercisable at $0.50 to certain employees of the Corporation with an expiry date of September 6, 2016. The options will vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $61,920 was assigned to the stock options by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 70%, risk-free rate of return of 1.24% and an expected maturity of five years. For the year ended April 30, 2012, $40,734 was expensed to share-based payments.

Several variables are used when determining the value of stock options using the Black-Scholes valuation model:

  The expected term: the Corporation used the expected terms of five years, which is the maximum term ascribed to the stock options issued, for the purposes of calculating their value; the Corporation chose the maximum term because it is difficult to determine with any reasonable degree of accuracy when these stock options will be exercised.

  Volatility: the Corporation used historical information on the market price of a similar company to determine the degree of volatility at the date the stock options were granted. Therefore, depending on when the stock options are granted and the period of historical information examined, the degree of volatility can be different when calculating the value of different stock options.

  Risk-free interest rate: the Corporation used the interest rate available for government securities of an equivalent expected term at the date of the grant of the stock options. The risk-free interest rate will vary depending on the date of the grant of the stock options and their expected term.

  Dividend yield: the Corporation has not paid dividends in the past because it is in the exploration stage and has not yet earned any significant income. Also, the Corporation does not expect to pay dividends in the foreseeable future because it does not expect to bring its mineral properties into production and earn significant revenue in the foreseeable future. Therefore, a dividend rate of 0% was used for the purposes of the valuation of the stock options.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

  The Corporation incurred professional fees of $226,459 for the year ended April 30, 2012, compared to $768,066 during the year ended April 30, 2011. The decrease can be attributed to reduced corporate activity requiring legal assistance;

  The Corporation had a decrease in travel costs of $147,921 for the year ended April 30, 2012, compared to the year ended April 30, 2011. The Corporation incurred less travel costs in fiscal year 2012 due to its concentration on the Nevada Portfolio. In addition, management had fewer site visits to potential properties of interest in fiscal 2012 compared to fiscal 2011.

  Administrative and general expenses decreased by $26,911 for the year ended April 30, 2012, compared to the year ended April 30, 2011, and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage, support costs for the Nevada Portfolio and courier charges. The decrease can be attributed to more cost savings initiatives during the year ended April 30, 2012 compared to the same period in the previous year.

  The Corporation incurred salaries and benefits costs of $279,151 for the year ended April 30, 2012, compared to $347,180 for the year ended April 30, 2011. The decrease can be attributed to lower employee costs to support the Nevada Portfolio paid by BPV Gold during the year ended April 30, 2012, than the same period last year.

  The Corporation incurred a foreign exchange gain of $18,471 during the year ended April 30, 2012 compared foreign exchange loss of $6,998 during the year ended April 30, 2011. The increase in foreign exchange loss can be attributed to transactions in Chile and the United States and the US dollar exchange rate fluctuations.

  The Corporation incurred an increase in business development fees of $546,843 for the year ended April 30, 2012, compared to the year ended April 30, 2011. These costs were incurred to develop the Corporation’s investor profile and business opportunities.

  All other expenses related to general working capital purposes.

Three months ended April 30, 2012 compared with three months ended April 30, 2011

The Corporation’s net loss totaled $5,669,404 for the three months ended April 30, 2012, with basic and diluted loss per share of $0.12. This compares with net loss of $3,698,899 with basic and diluted loss per share of $0.09 for the three months ended April 30, 2011. The increase of $1,970,505 in net loss was principally because:

  The Corporation incurred a write-off of exploration property interests of $5,171,214 related to McCart Township and Nevada Properties in the three months ended April 30, 2012 compared to $nil during the three months ended April 30, 2011. The write-off of exploration property interests and related receivables related to the Rosario Properties, which include the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions was $84,734 for the three months ended April 30, 2012 compared to $3,309,120 for the three months ended April 30, 2011. The write-off of exploration property interests and related receivables related to Rosario Properties was included in net loss from discontinued operations.

  The Corporation had a decrease in share-based payments of $149,040 for the three months ended April 30, 2012, compared to the three months ended April 30, 2011. The decrease can be attributed to the reason that the stock options have vesting terms that require share-based payments of $88,861 to be recorded during the three months ended April 30, 2012, compared to $237,901 in the comparative period. Readers of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012
  During the three months ended April 30, 2012, no stock options were issued.

  The variables used in the Black-Scholes valuation model are similar to that described in share- based compensation on pages 14 to 15;

  The Corporation incurred professional fees of $8,960 for the three months ended April 30, 2012, compared to $180,392 during the three months ended April 30, 2011. The decrease can be attributed to reduced corporate activity requiring legal assistance;

  The Corporation incurred salaries and benefits of $40,418 for the three months ended April 30, 2012, compared to $137,035 for the three months ended April 30, 2011. The decrease can be attributed to lower employee costs to support the Nevada Portfolio paid by BPV Gold during the three months ended April 30, 2012, than the same period last year.

  The Corporation incurred a foreign exchange gain of $126,485 during the three months ended April 30, 2012, compared with a foreign exchange gain of $55,516 during the three months ended April 30, 2011. The increase in foreign exchange gain can be attributed to transactions in Chile and the United States and US dollar exchange rate fluctuations.

  The Corporation incurred an increase in business development fees of $376,550 for the three months ended April 30, 2012, compared to the three months ended April 30, 2011. These costs were incurred to develop the Corporation’s investor profile and business opportunities.

  All other expenses related to general working capital purposes.

Liquidity and Financial Position

The activities of the Corporation, principally the acquisition and exploration of properties that have the potential to contain precious and base metals, are financed through equity offerings and the exercise of stock options and warrants. During the year ended April 30, 2012, the Corporation did not have any equity transactions.

Amounts payable and other liabilities decreased to $97,233 at April 30, 2012, compared to $1,046,868 at April 30, 2011, primarily due to payments made during the year ended April 30, 2012. The Corporation’s cash and cash equivalents as at April 30, 2012, are sufficient to pay these liabilities.

The Corporation has no operating revenues and therefore must utilize its current cash reserves and other financing transactions to maintain its capacity to meet ongoing internal budgetary requirements. See “Trends” above.

As of April 30, 2012, and to the date of this MD&A, substantially all cash resources of the Corporation are held with select Canadian financial institutions.

The Corporation has no debt and its credit and interest rate risk is minimal. Amounts payable and other liabilities are short term and non-interest bearing.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Management estimates the Corporation’s operating expenses are estimated to average approximately $60,000 to $80,000 per month for fiscal 2013. The $60,000 to $80,000 covers legal fees, reporting issuer costs, salaries and benefits, business development costs and general and administrative costs. This does not take into account the Transaction with Premier Gold’s wholly-owned subsidiary, Premier Royalty. A budget subsequent to the Transaction will be developed at that time.

On November 15, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties, subject to a 2% NSR in certain properties and an aggregate 3% NSR in certain properties, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer. A budget of approximately $3,123,698 was previously proposed to fund the Phase I recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. If warranted based on the results of Phase I, the Corporation anticipated that it would spend approximately $3,504,022 for completion of the Phase II recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. As of the date of this MD&A, the exploration program for the Nevada Portfolio has been suspended and the Corporation is in discussions with companies who are interested in purchasing or joint venturing the Nevada projects. The $13.65 million use of proceeds disclosed in the short-form prospectus of the Corporation dated December 13, 2010, related to a prior financing completed by the Corporation, which is available on SEDAR at www.sedar.com, has been modified due to the current market environment. In particular, Bridgeport’s objective has changed to conserving cash to support an aggressive search for a flagship advanced gold or copper-gold project in the Americas. The Corporation intends to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the projects. The budget is discretionary, subject to change if management decides to scale back operations or accelerate exploration based on the success or failure of future exploration programs.

The Corporation believes it currently has sufficient funds to meet its fiscal 2013 planned expenditures. The Corporation’s working capital of $17,898,055 as of April 30, 2012, is anticipated to be adequate for it to continue operations at the current level for the twelve month period ending April 30, 2013, even if its expected plans discussed above do not materialize and new plans are developed. However, to meet long-term business plans, acquiring a flagship advanced gold or copper-gold project in the Americas is an important component of the Corporation’s financial success.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Related Party Transactions

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties). The amounts due to related parties are unsecured, non-interest bearing and due on demand.

The Corporation entered into the following transactions with related parties:

Names	Year Ended April 30, 2012 $	Year Ended April 30, 2011 $
Marrelli Support Services Inc.("MSSI") (1)	47,377	40,000
DSA Corporate Services Inc. ("DSA") (2)	10,592	10,696
H.R. Snyder Consultants (3)	78,685	65,625
Total	136,654	116,321

(1)

The Chief Financial Officer ("CFO") of the Corporation is the president of MSSI. Fees relate to accounting services provided by MSSI. These costs are reflected in professional fees in the consolidated statements of loss. As at April 30, 2012, MSSI was owed $25,750 (April 30, 2011 - $12,562 and May 1, 2010 - $12,226) and the amount was included in amounts payable and other liabilities.

(2)

The CFO of the Corporation is an officer of DSA. Fees relate to corporate secretarial services provided by DSA. These costs are reflected in professional fees in the consolidated statements of loss. As at April 30, 2012, DSA was owed $1,300 (April 30, 2011 - $989 and May 1, 2010 - $919) and the amount was included in amounts payable and other liabilities.

(3)

Fees were paid to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in salaries and benefits in the consolidated statements of loss.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Remuneration of Directors and key management personnel of the Corporation was as follows:

Year Ended April 30, 2012

	Salaries and benefits $	Share based payments $	Total $
Graham Clow, Director and Audit Chair	33,750	57,646	91,396
Shastri M. Ramnath, Director and CEO	200,000	461,286	661,286
Wolf Seidler, Director	42,707	67,176	109,883
Hugh Snyder, Chairman and Director	nil	57,197	57,197
Carmelo Marrelli, CFO	nil	4,557	4,557
Jon W. North, Director	nil	11,392	11,392
Total	276,457	659,254	935,711

Year Ended April 30, 2011

	Salaries and benefits $	Share based payments $	Total $
John McBride, Director	20,000	nil	20,000
Wolf Seidler, Director	49,500	152,073	201,573
Shastri M. Ramnath, Director and CEO	91,250	653,291	744,541
Graham Clow, Director and Audit Chair	10,000	56,859	66,859
Hugh Snyder, Chairman/Director	nil	170,276	170,276
Total	170,750	1,032,499	1,203,249

Note: During the year ended April 30, 2011, John McBride resigned as director as at January 7, 2011, and became a service provider.

Off-Balance-Sheet Arrangements

The Corporation does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition, including, without limitation, such considerations as liquidity, capital expenditures and capital resources that would be considered material to investors.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Proposed Transactions

See subheading “Subsequent Event” below for further details.

Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event actual results differ from assumptions made, relate to, but are not limited to, the following:

- Assets' carrying values and impairment charges

In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

- Capitalization of exploration and evaluation costs

Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

- Impairment of exploration properties and deferred exploration expenditures

While assessing whether any indications of impairment exist for interest in exploration properties and deferred exploration expenditures, consideration is given to both external and internal sources of information. Information the Company considers includes changes in the market, economic and legal environment in which the Company operates that are not within its control that could affect the recoverable amount of exploration and evaluation assets. Internal sources of information include the manner in which exploration and evaluation assets are being used or are expected to be used and indications of expected economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company's exploration properties, costs to sell the properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's exploration properties.

- Estimation of decommissioning and restoration costs and the timing of expenditure

Management has made the assumption of no material restoration, rehabilitation and environmental provisions, based on the facts and circumstances that existed during the periods presented. Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

- Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers whether relevant tax planning opportunities are within the Company's control, are feasible, and are within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

- Share-based payments

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

- Contingencies

(i) Environmental contingencies

The Company's activities are subject to environmental regulation (including regular environmental impact assessments and permitting) in each of the jurisdictions in which its mineral properties are located. Such regulations cover a wide variety of matters including, without limitation, prevention of waste, pollution and protection of the environment, labour relations and worker safety. The Company may also be subject under such regulations to clean-up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. It is likely that environmental legislation and permitting will evolve in a manner which will require stricter standards and enforcement. This may include increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a higher degree of responsibility for companies, their directors and employees.

The Company has not determined and is not aware whether any provision for such costs is required and is unable to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form that these laws and regulations may take.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

(ii) Management contracts

At April 30, 2012, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $253,333 all payable within one year.

Change in Accounting Policies

Impact of Adopting IFRS on the Corporation’s Accounting Policies

Effective the first quarter of fiscal 2012, the Corporation began preparing its financial statements in accordance with IFRS. Reconciliations, descriptions and explanations of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation are provided in Note 21, “Conversion to IFRS”, to the audited consolidated financial statements for the year ended April 30, 2012. This note also includes reconciliations of equity and comprehensive income (loss) for comparative periods reported under Canadian GAAP with amounts reported for those periods under IFRS.

The Corporation has changed certain accounting policies to be consistent with IFRS as it is expected to be effective or available on April 30, 2012, the Corporation’s first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Corporation’s accounting policies on adoption of IFRS.

(a)	Impairment of Non-financial Assets

IFRS requires a write-down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write-down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Corporation's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the audited consolidated financial statements as there were no impairment indicators on the Transition Date or as at April 30, 2011.

(b)	Decommissioning Liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Corporation's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the audited consolidated financial statements as there was no legal or constructive obligation on the Transition Date or as at April 30, 2011.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

(c)	Income Taxes

Under Canadian GAAP, the Corporation has recognized deferred tax on temporary differences arising on the acquisition of assets where the carrying amount of the assets acquired exceeded the tax base.

IFRS provides for a specific exemption from recording a deferred tax liability on initial recognition when the transaction is not a business combination and at the time of the transaction, affects neither accounting profit/loss nor tax profit/loss. As the acquisition of certain interests in exploration properties meets the IFRS exemption criteria, the recognition of deferred tax liabilities in relation to these assets acquired under Canadian GAAP is reversed under IFRS.

Impact of Adopting IFRS on the Corporation’s Business

The adoption of IFRS has resulted in some changes to the Corporation’s accounting systems and business processes. However, the impact has been minimal. The Corporation has not identified any contractual arrangements that are significantly impacted by the adoption of IFRS.

The Corporation's staff and advisers involved in the preparation of financial statements have been appropriately trained on the relevant aspects of IFRS and the changes to accounting policies.

The Board of Directors and Audit Committee have been regularly updated throughout the Corporation’s IFRS transition process, and are aware of the key aspects of IFRS affecting the Corporation.

New accounting standards and interpretations

The following standards have not yet been adopted and are being evaluated to determine their impact on the Corporation.

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

(ii) IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control consists of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted.

(iii) IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

(iv) IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off-balance-sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(v) IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

  fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
  financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
  disclosure regarding the fair value hierarchy has been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
  a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
  a narrative must be provided discussing the sensitivity of fair value measurements categorized under Level 3 of the fair value hierarchy to significant unobservable inputs;
  and information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(vi) IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

Financial Instruments

The Corporation’s financial instruments consist of:

Description	As at	As at
	April 30,	April 30,
	2012	2011
	$	$
Cash and cash equivalents	17,810,583	22,870,894
Available-for-sale investment	24,250	280,000
Amounts receivable	61,513	-
Amounts payable and other liabilities	97,233	1,046,868

	Year ended	Year ended
	April 30, 2012	April 30, 2011
Unrealized loss (gain) on available-for-sale investment	3,875	(175,000)

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

The primary goals of the Corporation’s financial risk management policies are to ensure that the outcome of activities involving elements of risk are consistent with the Corporation’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the Corporation’s balance sheet from events that have the potential to materially impair its financial strength. Balancing risk and reward is achieved through: identifying risk appropriately, aligning risk with overall business strategy, diversifying risk, pricing appropriately for risk, mitigation through preventive controls, and transferring risk to third parties.

The long-term corporate objective and strategic plan remain unchanged. However, the short-term objective and plan continue to be modified to reflect global economic financial conditions and general market conditions, which will inevitably have an impact on the overall risk assessment of the Corporation. Such modifications include streamlining operational costs and preserving cash to the extent possible.

The Corporation’s exposure to potential loss from financial instruments relates primarily to fair value risk, credit risk, liquidity risk, and market risks including interest rate risk and commodity price risk.

The Corporation's risk exposures and the impact on the Corporation's financial instruments are summarized below:

Credit Risk

The Corporation's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial assets included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada and deposits with service providers. Amounts receivable are in good standing as of April 30, 2012. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not have sufficient cash resources to meet its financial obligations as they come due. The Corporation’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Corporation. The Corporation generates cash flow primarily from its financing activities. As at April 30, 2012, the Corporation had cash and cash equivalents of $17,810,583 (April 30, 2011 - $22,870,894 and May 1, 2010 - $11,137,382) to settle current liabilities of $97,233 (April 30, 2011 - $1,046,868 and May 1, 2010 - $325,079). All of the Corporation's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Corporation regularly evaluates its cash position to ensure preservation and security of capital as well as liquidity. The Corporation’s ability to continually meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Market Risk

a) Interest Rate Risk

The Corporation has cash and cash equivalents and no interest-bearing debt. The Corporation's current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Corporation does not hedge against interest rate risk.

b) Foreign Currency Risk

The Corporation's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Corporation funds certain operations, exploration and administrative expenses in Chile and the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Corporation maintains US dollar bank accounts in Canada and the United Sates. The Corporation is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar. The Corporation had the following significant balances in foreign currencies:

The Corporation had the following significant balances in foreign currencies:

Description	As at		As at
	April 30,		April 30,
	2012		2011
	$		$
United States Dollars
Cash (Bank indebtedness)	24,862	(1)	(375,361	)(1)
Amounts receivable and other assets	15,000	(1)	1,082	(1)
Amounts payable and other liabilities	1,958	(1)	20,196	(1)

Chilean Peso

Amounts receivable and other assets	30,118,500	(2)	112,182,936	(2)
Amounts payable and other liabilities	-		199,755,213	(2)

(1) Denoted in United States Dollars: (April 30, 2012 - 1 United States Dollar = 0.9879 Canadian Dollars); and (April 30, 2011 - 1 United States Dollar = 0.9464 Canadian Dollars); and
(2) Denoted in Chilean Pesos: (April 30, 2012 - 1 Chilean Peso = 0.002039 Canadian Dollars); and (April 30, 2011 - 1 Chilean Peso = 0.00206 Canadian Dollars).

c) Price Risk

The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Corporation's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Corporation. Because the Corporation's mineral properties are in the exploration stage, it does not hedge against commodity price risk.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

The Corporation's available-for-sale investment in Gondwana and Orsa are subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Corporation believes the following movements are "reasonably possible" over a twelve month period:

(i) Cash equivalents are subject to floating interest rates. A 1% change in the interest rates with all other variables held constant, would result in a corresponding increase/decrease in interest income of approximately $177,000 based on the balance of cash equivalents at April 30, 2012.

(ii) The Corporation is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at April 30, 2012, a plus or minus 5% change in the foreign exchange rate with all other variables held constant would decrease/increase the loss for the year ended April 30, 2012 and the reported equity as at April 30, 2012 by $4,202.

(iii) The Corporation’s available-for-sale investments in the common shares of Gondwana and Orsa are subject to fair value fluctuations. As at April 30, 2012, a plus or minus 10% change in the bid price of the common shares of Gondwana and Orsa with all other variables held constant would decrease/increase the comprehensive loss for the year ended April 30, 2012, and the reported equity as at April 30, 2012 by $2,450.

Capital Management

The Corporation manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities and pursuit of accretive acquisitions; and
  to maximize shareholder return.

The Corporation monitors its capital structure and actively makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Corporation may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis. The Corporation's ability to continue to carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

The Corporation manages capital through its financial and operational forecasting processes. The Corporation reviews its working capital and forecasts its future cash flows based on operating expenditures and other investing and financing activities. The forecast is updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors. The Corporation’s capital management objectives, policies and processes have remained unchanged during the year ended April 30, 2012.

The Corporation is not subject to any capital requirements imposed by a lending institution.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Outlook

The Corporation plans to conserve cash to support an aggressive search for a flagship advanced gold or copper-gold project in the Americas.

Environmental Contingency

The Corporation’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means standards are stricter, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Corporation intends to comply fully with all environmental regulations. As of the date of this MD&A, the Corporation does not believe that there are any significant environmental obligations requiring material capital outlays in the immediate future.

Share Capital

As of the date of this MD&A, the Corporation had 50,579,600 issued and outstanding common shares and an aggregate of 27,790,000 warrants outstanding, each entitling the holder to acquire one common share of the Corporation. In addition, the Corporation issued 1,035,000 units, with each such unit consisting of one common share and one-half of one warrant with each whole warrant exercisable to acquire one additional common share at an exercise price of $1.40 until December 20, 2012. At the date of this MD&A, the Corporation had 4,507,500 stock options outstanding, each entitling the holder to acquire one common share. Therefore, the Corporation had 84,429,600 common shares on a fully diluted basis.

Risks and Uncertainties

The Corporation operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The risks described below should be considered carefully when assessing an investment in the Corporation’s common shares. The occurrence of any of the following events could harm the Corporation. If these events occur, the trading price of the Corporation’s common shares could decline, and shareholders may lose part or even all of their investment.

The Corporation’s exploration and development activities are subject to certain operating risks.

Mining exploration and development operations generally involve a high degree of risk. The Corporation’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper, precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

The Corporation may not discover or produce commercial quantities of minerals and may not achieve profitable operations in the future.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a mineral-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.

Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether an gold, copper or other mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of mineralization and proximity to infrastructure; mineral prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Corporation towards the search and evaluation of gold, copper or other minerals will result in discoveries of commercial quantities of gold, copper or other minerals.

Limited exploration has been conducted by the Corporation on its properties to date. No Mineral Resources or Mineral Reserves have been identified with respect to any of the Corporation’s property interests to date and there is no certainty that the expenditures made by the Corporation towards the search and evaluation of mineral occurrences will result in discoveries of commercial quantities of gold, copper or other minerals. The Corporation may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found.

In addition, even in the event of the successful completion by the Corporation of initial exploration programs on its properties, there is no assurance that the results of such exploration will warrant the completion of further exploration of such properties and the properties might not be brought into a state of commercial production. The Corporation is an exploration stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Corporation’s operations will be profitable in the future. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit that can be legally and economically exploited. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production.

In such circumstances, the Corporation may be required to acquire and focus its operations on one or more additional mineral properties. There can be no assurance that any such additional mineral properties will be available for acquisition by the Corporation or that, if available, the terms of acquisition will be favourable to the Corporation.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

The Corporation may acquire additional exploration stage properties and it may face negative reactions if resources or reserves are not located on acquired properties.

The Corporation may acquire additional exploration stage properties. There can be no assurance that it will be able to identify and complete the acquisition of such properties at reasonable prices or on favorable terms and that resources or reserves will be identified on any properties that the Corporation acquires. The Corporation may also experience negative reactions from the financial markets if it is unable to successfully complete acquisitions of additional properties or if resources or reserves are not located on acquired properties. These factors may adversely affect the trading price of the Corporation’s common shares or its financial condition or results of operations.

The Corporation has a history of losses and expects losses to continue for the foreseeable future. As a result, it will require additional equity financings, which will cause dilution to the interests of existing shareholders.

The Corporation has limited financial resources and has no operating cash flow. As of the year ended April 30, 2012, the Corporation had incurred accumulated losses totaling $17,326,010 under IFRS. Continued exploration efforts will require additional capital to help maintain and expand exploration on the Corporation’s principal exploration properties. Additionally, if the Corporation decides to proceed with a feasibility study on any of its primary properties, substantial additional funds will be required to complete the study as well as to complete the acquisition of the projects held under option agreements. The Corporation has traditionally been required to raise funds through the sale of its common shares and has no current plans to obtain financing through means other than equity financing. However, due to current economic conditions, the Corporation may not be able to obtain additional equity financing on reasonable terms, if at all. If the Corporation is unable to obtain sufficient financing in the future, it might have to dramatically slow exploration efforts and/or lose control of its projects. If equity financing is required, then such financings could result in significant dilution to the interests of existing or prospective shareholders. These financings may be on terms less favourable to the Corporation than those obtained previously.

The Corporation’s ability to continue as a going concern is dependent on raising additional capital, which it may not be able to do on favorable terms, or at all.

The Corporation will need to raise additional capital to support its continuing operations. The Corporation can provide no assurance that additional funding will be available on a timely basis, on terms acceptable to the Corporation, or at all. If the Corporation is unsuccessful raising additional funding, its business may not continue as a going concern. Even if the Corporation does find additional funding sources, it may be required to issue securities with greater rights than those currently possessed by holders of its common shares. The Corporation may also be required to take other actions that may lessen the value of its common shares or dilute its common shareholders, including borrowing money on terms that are not favorable to the Corporation or issuing additional equity securities. If the Corporation experiences difficulties raising money in the future, its business and liquidity will be materially adversely affected.

The Corporation currently relies on a limited number of properties.

The material property interests of the Corporation are currently its interest in the Nevada Portfolio. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting the Nevada Portfolio could have a material adverse effect upon the Corporation and could materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Corporation.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

The Corporation and Premier Gold may not be able to negotiate a definitive binding agreement or satisfy all conditions necessary to complete the proposed acquisition of Premier Royalty.

The Corporation recently entered into a non-binding letter of intent setting forth the basic terms of the proposed acquisition by the Corporation of Premier Gold’s wholly-owned subsidiary, Premier Royalty. The transaction is subject to the negotiation and execution of a definitive binding agreement, approval of the board of directors of each of Premier Gold and the Corporation, approval of the Corporation’s shareholders, regulatory approvals, completion of due diligence and the entering into of support and lockup agreements by the Corporation’s directors and officers. There is no assurance that a definitive agreement will be entered between the parties or that the proposed transaction will be completed.

The Corporation is subject to certain uninsured risks which may result in losses and have a material adverse effect upon the financial performance and results of operations of the Corporation.

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, fire and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in exploration activities, mining, monetary losses and possible legal liability.

The Corporation currently maintains only general liability and director and officer insurance but no insurance against its properties or operations. Although the Corporation may in the future obtain additional insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining or mineral exploration company’s operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Corporation’s property interests may be subject to undetected title defects.

No assurances can be given that there are no title defects affecting the Corporation’s properties. Title insurance generally is not available, and the Corporation’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has only conducted a preliminary legal survey of certain of the claims in which it holds an interest and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Corporation’s mineral exploration properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

There are no guarantees that title to the Corporation’s properties will not be challenged in the future.

There may be valid challenges to the title to the Corporation’s mineral exploration properties which, if successful, could impair the Corporation’s ownership rights to such properties. Any disputes with respect to title may have to be defended through the courts. In the event of an adverse judgment, the Corporation could lose its property rights which could have a material adverse effect on the Corporation.

Legislation has been proposed that would significantly affect the mining industry.

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that the Corporation controls with respect to its U.S. properties. One such amendment has become law and has imposed a moratorium on the patenting of mining claims, which reduced the security of title provided by unpatented claims such as those on the Corporation’s U.S. properties. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair the Corporation’s ability to develop mineral estimates on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our business.

In March 2010, the State of Nevada enacted Assembly Bill No. 6 (“AB6”) which sought to balance the state budget by reducing expenditures and increasing certain fees. Among those fee increases was a one-time fee payable in conjunction with the annual filing of an affidavit of the intent to hold a mining claim, with a tiered fee structure applied for holders of 11 or more claims in Nevada. The fee ranges from $70 per claim for holders of 11 to 199 claims up to $195 per mining claim for holders of 1,300 or more claims as of the date of filing. The law authorizing these fees was subsequently ruled unconstitutional and was voided. Fees paid by the Corporation under terms of AB6 will be refunded. The Corporation must present the original claim payment form and proof of payment to the State of Nevada to receive a refund for the payments ruled unconstitutional. The Corporation has until 2013 to solicit the refund. The Corporation made the required deferred payment of approximately $22,343 between May 20th and May 24th, to the local county recorder’s office for each property. Since the properties were acquired in October 2010, Fronteer made the 2011 maintenance fee payments. The Corporation’s first 2012 maintenance fee payments are due on or before September 1, 2011 and were paid to the local U.S. Bureau of Land Management offices at a rate of $140/claim. The Corporation remains at risk that Nevada may impose additional fees or other levies affecting the mining industry in the future.

Amendments to certain government regulations applicable to mineral exploration and development activities may adversely impact the Corporation’s operations.

The development and mineral exploration activities of the Corporation are, and any future mining and processing activities will be, subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Corporation’s exploration and development activities are currently, and any future mining and processing operations will be, carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

The Corporation relies upon a small number of key executives and directors and the loss of such individuals may adversely affect its business and operations.

The Corporation is dependent on the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives. Due to the relatively small size of the Corporation, the loss of these persons or the Corporation’s inability to attract and retain additional highly skilled personnel may adversely affect its business and future operations. The Corporation’s key executives include Shastri Ramnath, President, Chief Executive Officer and a director, and Carmelo Marrelli, Chief Financial Officer; and the other directors of the Corporation, including Hugh Snyder, Chairman, Graham Clow, Jon North and Wolf Seidler. The Corporation maintains no “key man” life insurance on any members of its management or directors.

Mineral operations are subject to market forces outside of the Corporation’s control, which could negatively impact the Corporation’s operations.

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Corporation has a limited operating history and may not achieve a return on shareholders’ investment.

The Corporation has a very limited history of operations, is in the early stage of exploration and must be considered a start-up company. As such, the Corporation is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that the Corporation will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of its early stage of operations.

The Corporation operates in foreign countries and is subject to currency fluctuations which could have a negative effect on its operating results.

A substantial portion of the Corporation’s operations are located in the United States, which makes it subject to foreign currency fluctuations. The Corporation’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. dollars. Such fluctuations may adversely affect the Corporation’s financial position and results of operations. Management may not take any steps to address foreign currency fluctuations that would eliminate all adverse effects and, accordingly, the Corporation may suffer losses due to adverse foreign currency fluctuations.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

The Corporation may be unable to obtain sufficient capital for purposes of financing its operations.

The development and exploration of the Corporation’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Corporation’s properties or even a loss of property interest. The Corporation may not have sufficient funds to finance such operations. The primary source of funding available to the Corporation consists of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation.

Uncertain global economic conditions will affect the Corporation and its common share price.

Current conditions in the domestic and global economies are uncertain. There continues to be a high level of market instability and market volatility with unpredictable and uncertain financial market projections. Global financial problems and lack of confidence in the strength of global financial institutions have created many economic and political uncertainties that have impacted the global economy. As a result, it is difficult to estimate the level of growth for the world economy as a whole. It is even more difficult to estimate growth in various parts of the world economy, including the markets in which the Corporation participates. All components of the Corporation’s budgeting and forecasting are dependent on commodity prices and their fluctuations as well as political acceptance and policy. The prevailing economic uncertainties render estimates of future expenditures difficult.

There are significant uncertainties regarding the price of gold, copper and other minerals and the availability of equity financing for the purposes of mineral exploration and development. The prices of gold, copper and other minerals have fluctuated substantially over the past several months and financial markets have deteriorated to the point where it has become difficult for companies to raise new capital. The Corporation’s future performance is largely tied to the development of its current mineral properties and the overall financial markets. Current financial markets are likely to be volatile in Canada potentially into late 2012, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has led to fluctuations in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing and raising funds. Companies worldwide have been affected particularly negatively by these trends. As a result, the Corporation may have difficulties raising equity financing for the purposes of mineral exploration and development, particularly without excessively diluting present shareholders of the Corporation. These economic trends may limit the Corporation’s ability to develop and/or further explore its mineral property interests.

The Corporation is subject to environmental risks and hazards and a failure to comply with environmental regulations could have a material adverse effect on the Corporation’s results of operations.

All phases of the Corporation’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air, water and soil quality standards, land reclamation, and the protection of vegetation, wildlife and historical and cultural resources, if present. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Global climate change is an international concern, and could impact the Corporation’s ability to conduct future operations.

Global climate change is an international issue and receives an enormous amount of publicity. The Corporation would expect that the imposition of international treaties or U.S. federal, state or local laws or regulations pertaining to mandatory reductions in energy consumption or emissions of greenhouse gasses could affect the feasibility of its mining projects and increase its operating costs.

Permitting, licensing and approval processes are required for the Corporation’s operations and obtaining and maintaining these permits, licenses and approvals is subject to many conditions which the Corporation may be unable to achieve.

The Corporation’s exploration activities are subject to various federal, provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Many of the operations of the Corporation require licenses and permits from various governmental authorities. Exploration generally requires one form of permit while development and production operations require additional permits.

The Corporation believes it holds or is in the process of obtaining all necessary licenses and permits to carry on the activities which it is currently conducting under applicable laws and regulations. Such licenses and permits are subject to changes in regulations and changes in various operating circumstances. There can be no guarantee that the Corporation will be able to obtain all necessary licenses, permits and approvals that may be required to maintain its exploration and mining activities including constructing mines or milling facilities and commencing operations of any of its exploration properties. In addition, if the Corporation proceeds to production on any exploration property, it must obtain and comply with permits and licenses which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to obtain such permits and licenses or that it will be able to comply with any such conditions.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

The Corporation’s operations depend upon the availability and maintenance of certain infrastructure that is necessary for purposes of mineral exploration and development activities.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations, financial condition and results of operations.

The Corporation faces competition from companies with greater financial resources and operational capabilities.

The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. Other companies could outbid the Corporation for potential projects or produce minerals at lower costs, which would have a negative effect on the Corporation’s operations. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Corporation’s revenues, operations and financial condition could be materially adversely affected.

Declining mineral prices may adversely impact the Corporation’s financial results and operations and the price of its common shares.

The price of the common shares of the Corporation, the Corporation’s financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of gold, copper and other minerals. The price of gold, copper and other minerals fluctuates widely and is affected by numerous factors beyond the Corporation’s control such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. Future serious price declines in the market value of gold, copper and other minerals could cause continued development of and commercial production from the Corporation’s properties to be impracticable. Depending on the price of gold, copper and other minerals, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation’s mining properties is dependent upon the prices of gold, copper and other minerals being adequate to make these properties economic.

In addition to adversely affecting the Corporation’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

The market price of the Corporation’s common shares may be subject to factors unrelated to the Corporation’s performance and such market price may not accurately reflect the long-term value of the common shares.

Securities of micro-cap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the securities of the Corporation is also likely to be significantly affected by short-term changes in gold, copper and other minerals or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Corporation’s securities include the following: the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of securities; the size of Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and a substantial decline in the price of the Corporation’s securities that persists for a significant period of time could cause the Corporation’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the securities of the Corporation at any given point in time may not accurately reflect the Corporation’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Corporation may not pay dividends on its common shares in the foreseeable future.

The Corporation has paid no dividends on its common shares since incorporation and does not anticipate paying dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Corporation’s board of directors after taking into account many factors, including the Corporation’s operating results, financial condition and current and anticipated cash needs.

Sales of common shares by existing shareholders may impair the Corporation’s ability to raise capital in the future.

Sales of a large number of common shares of the Corporation in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Corporation’s ability to raise capital through future sales of common shares. At any given time, the Corporation may have previously issued common shares at an effective price per share which is lower than the then market price of the common shares as publicly traded. Accordingly, at any time a significant number of shareholders of the Corporation may have an investment profit in the common shares of the Corporation that they may seek to liquidate.

The Corporation’s directors and officers may have conflicts of interest in connection with other mineral exploration and development companies.

Certain of the directors and officers of the Corporation also serve as directors and/or officers and/or shareholders of other companies involved in natural resource exploration and development. Specifically, Graham Clow serves as Chief Financial Officer for New Dawn Mining Corp.; Jon North serves as a director for New Dawn Mining Corp. and Northquest Ltd.; and Carmelo Marrelli serves as a director for Odyssey Resources Limited. Each of these companies is in either resource exploration or development, or mining. Consequently, it is possible that conflicts of interest may arise between these individuals’ duties as directors and officers of the Corporation and their duties as directors of other corporations. For example, certain corporate opportunities may come to the attention of such individuals where such opportunities would be attractive to both the Corporation and another corporation for which the individual serves as a director. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) (the “Business Corporations Act”) and other applicable laws.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Some of the Corporation’s executive officers do not devote all of their time to the Corporation’s business, which may hinder its ability to operate successfully.

The Corporation’s Chief Executive Officer and Chief Financial Officer are involved in other business activities, which may result in their spending less time than may be required to manage the Corporation’s business successfully. This could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, the amount of time the Corporation’s Chief Executive Officer and Chief Financial Officer will allocate among the Corporation's business and other businesses could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. There are no formal requirements or guidelines for the allocation of the Corporation’s officers’ time between its business and other businesses.

The Corporation has no history of earnings and no foreseeable earnings.

None of the properties in which the Corporation has or may acquire an interest has been determined to be commercially feasible and hence none have any commercial production. The Corporation has no history of profits and has a substantial deficit. The Corporation receives no revenues, earnings or cash flow from production or otherwise and is entirely dependent on raising additional equity and loan financing. While the Corporation may receive funds from the exercise of outstanding share purchase warrants and stock options there are no assurances that this will occur. While the Corporation may generate additional working capital through joint ventures or sale of its properties in whole or in part, there is no assurance that this will be possible.

U.S. investors may have difficulty enforcing U.S. judgments against the Corporation.

The Corporation is incorporated under the laws of Ontario, Canada and all of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

The Corporation may be a passive foreign investment company, which has certain adverse tax consequences for U.S. Holders.

A non-U.S. corporation generally will be considered a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If the Corporation were treated as a PFIC for any taxable year in which a U.S. Holder (as defined in “United States Federal Income Tax Considerations” below) held the Corporation’s common shares, certain adverse consequences could apply, including a material increase in the amount of tax that the U.S. Holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements.

The determination of whether a corporation is a PFIC involves the application of complex tax rules. The Corporation could have qualified as a PFIC for past tax years and may qualify as a PFIC currently or in future tax years. However, no assurance can be given as to such status for prior tax years, for the current tax year or future tax years. U.S. Holders of the Corporation’s common shares are urged to consult their own tax advisors regarding the application of U.S. income tax rules and with respect to how the PFIC rules affect their situation.

Shares of the Corporation may be adversely affected by the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving “penny stocks.” Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange that has a market price of less than US$5.00 per share. The Corporation’s shares are expected to be deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Corporation’s shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or joint net worth with that person’s spouse (and excluding the value of the person’s primary residence) or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse in each of the two most recent fiscal years with a reasonable expectation of achieving such level in the current fiscal year) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission (the “Commission”) relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

The Corporation may not be able to raise the funds necessary to fully explore and develop its properties.

There is no assurance that the Corporation would be able to raise the requisite funds necessary to fully explore and, if warranted, develop its properties. In this regard, funds may not be available to the Corporation on terms acceptable to it, if at all. If such funds are not raised and/or the exploration and development of such mineral properties does not occur or is significantly curtailed, it would likely adversely affect the Corporation and the price of its common shares.

Disclosure Controls

Disclosure controls and processes have been designed to ensure that information required to be disclosed by the Corporation is compiled and reported to Corporation management as appropriate to allow timely decisions regarding required disclosure. The Corporation’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of April 30, 2012, that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Corporation is made known to them by employees and third party consultants working for the Corporation. There have been no significant changes in the Corporation’s disclosure controls and processes during the year ended April 30, 2012.

It should be noted that while the Corporation’s Chief Executive Officer and Chief Financial Officer believe that the Corporation’s disclosure controls and processes will provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and processes will prevent all errors and frauds. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that its objectives are met.

ICFR (Internal Control Over Financial Reporting)

Management is responsible for certifying the design of the Corporation’s ICFR as required by National Instrument 52-109 – “Certification of Disclosure in Issuers’ Annual and Interim Filings”. ICFR is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

  maintenance of records in reasonable detail that accurately and fairly reflect the transactions and dispositions of assets;
  reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;
  receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
  reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the design of the Corporation’s ICFR as of April 30, 2012, pursuant to the requirements of National Instrument 52-109. The Corporation has designed appropriate ICFR (COSO Framework, as discussed below) for the nature and size of the Corporation’s business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS except as noted herein.

The Corporation uses MSSI, a service organization in Canada, controlled by the Chief Financial Officer of the Corporation, to perform the majority of its financial reporting functions, including the recording of transactions, the reconciliation of accounts and the preparation of the consolidated financial statements. Controlling and monitoring processes performed by MSSI are as important as controlling and monitoring processes performed within the Corporation. Management currently monitors the work performed by MSSI through the review of the consolidated financial statements and other financial information and discussions with the staff of MSSI. Though these monitoring controls do provide some assurance, they lack a sufficient level of precision to ensure that all errors will be prevented or detected.

MSSI has obtained an auditor’s report of controls as at September 30, 2011, that stated the internal control functions that clients of MSSI use are designed and operating effectively. The Corporation’s management has determined that the internal controls at MSSI are designed and operating effectively for Canadian operations. The control framework that MSSI has adopted to design certain functions is the COSO Framework published by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). COSO is recognized the world over for providing guidance on critical aspects of organizational governance, business ethics, internal control, enterprise risk management, fraud, and financial reporting.

Management has determined that the internal controls of the Corporation are designed and operating effectively for year ended April 30, 2012. There have been no changes in ICFR during the year ended April 30, 2012, that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR.

Additional Information

Additional information regarding Bridgeport is available on SEDAR at www.sedar.com.

Subsequent Events

(i) On June 28, 2012, the Corporation entered into a non-binding letter of intent that sets forth the basic terms of the Transaction by Bridgeport of Premier Gold’s wholly-owned subsidiary, Premier Royalty.

Pursuant to the Transaction, Bridgeport will issue shares to Premier Gold in such amount as is equal to 60% of the issued and outstanding shares of Bridgeport (prior to giving effect to any convertible securities or instruments). Bridgeport will also issue warrants to its existing shareholders on the basis of 0.375 of a warrant for each common share of Bridgeport held by such shareholders. Each whole warrant (a “Bridgeport Warrant”) will be exercisable at a price of $0.50 for a period commencing on the date that is six months following the completion of the Transaction and ending on the date that is four years following completion of the Transaction, subject to early expiry upon the occurrence of certain events.

Premier Gold has previously provided a bridge loan facility to Premier Royalty in connection with the acquisition by Premier Royalty of certain royalties. In addition to stipulated cash payback provisions, Premier Gold will be granted a one-time right in its sole discretion to convert all or a portion of the bridge loan into units of Bridgeport, each such unit consisting of one common share of Bridgeport and 0.375 of a Bridgeport Warrant. In addition, Premier Gold will receive 616,400 Bridgeport Warrants and, convertible securities of Premier Royalty granted to certain vendors of royalty interests will convert into common shares or warrants of Bridgeport in connection with the Transaction.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Year Ended April 30, 2012
Dated – July 18, 2012

Premier Gold shall have the right to rename Bridgeport and set its new management team upon completion of the Transaction. Bridgeport shall be entitled to two seats on the resulting Board of Directors.

On July 10, 2012, Premier Gold announced the closing of a private placement (the "Financing") by its wholly-owned subsidiary, Premier Royalty, of an aggregate $11,500,000 principal amount of convertible debentures of Premier Royalty, which accrue interest at a rate of 8% per annum. The convertible debentures mature on May 31, 2013 unless, among other things, they are automatically converted as a result of the occurrence of a going public transaction by Premier Royalty, including the closing of the Transaction. If the Transaction is completed, the convertible debentures will convert into Bridgeport units. Each unit will consist of one common share of Bridgeport and 0.375 of a Bridgeport warrant, which warrants will have the same terms as the Bridgeport Warrants discussed above. The proceeds will be used for royalty acquisitions and working capital.

In addition, in connection with the Transaction, the common shares of Bridgeport will be consolidated on such basis as is determined at the time of the definitive agreement. The dollar figures and amounts referenced above do not give effect to the consolidation. The options and existing warrants of Bridgeport will also be adjusted to reflect the consolidation of Bridgeport shares and the distribution of Bridgeport Warrants.

The Transaction is subject to, among other things, the negotiation and execution of a definitive binding agreement (the “Definitive Agreement”), approval of the board of directors of each of Premier Gold and Bridgeport, approval of Bridgeport’s shareholders, regulatory approvals including approval of the TSX, completion of due diligence and the entering into of support and lock-up agreements by Bridgeport’s directors and officers. Premier Gold and Bridgeport have agreed to deal exclusively with each other until July 31, 2012. It is anticipated that the Definitive Agreement will be executed in the near future. Further details will be announced upon the entering into of the Definitive Agreement. CIBC World Markets Inc. is acting as financial advisor to Premier Gold and Premier Royalty in connection with the Transaction and PowerOne Capital Markets Limited is acting as financial advisor to Bridgeport in connection with the Transaction.

(ii) Subsequent to April 30, 2012, the Corporation made termination payments in the amount of $253,333 pursuant to certain management and consulting contracts. Effective June 1, 2012, the Chief Executive Officer will commit a minimum 50% of her time towards her duties.

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